UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-40375

E-home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

E-Home Household Service Holdings Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. on January 23, 2026, local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”). At the Meeting, shareholders of the Company were invited to cast votes on a share consolidation of the Company’s issued and unissued ordinary shares of the Company (the “Ordinary Shares”) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-eighty (80) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”), and to approve the Board to, in its sole discretion, to address any fractional share issues arising from the Share Consolidation, including by using company reserves to issue additional ordinary shares to round up fractional entitlements (the “Share Consolidation Proposal”).

A total of 51,479,157 votes, representing approximately 64.35% of the votes exercisable as of December 31, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The Share Consolidation Proposal was approved as follows:

For	Against	Abstain
51,410,744	64,655	3,757

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its shareholders. As such, if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2026

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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